UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Clarification Regarding Rumors or Media Reports

On October 26, 2026, the Dong-A Ilbo reported that SK hynix Inc. (the “Company”) is pursuing a special dividend of approximately Won 16 trillion funded by gains from the sale of its stake in Kioxia Holdings Corporation of Japan.

The Company hereby clarifies that, while the Company is reviewing various shareholder return measures to enhance shareholder value, no matters have been determined as of the date hereof. The Company plans to announce additional shareholder return measures, subject to approval by its board of directors, at the time of its third quarter earnings announcement on October 28, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: October 26, 2026